Filed pursuant to Rule 433

Registration Statement No.: 333-215408

Issuer Free Writing Prospectus dated January 23, 2017

Relating to Preliminary Prospectus Supplement dated January 23, 2017

TERM SHEET

BioAmber Inc.

Public Offering of Common Stock and Warrants

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

A preliminary prospectus supplement to the base prospectus dated January 12, 2017 has been filed with the Securities and Exchange Commission (SEC) in the United States and contains important information relating to the securities described in this term sheet. The issuer has filed a registration statement (including the base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented by the preliminary prospectus supplement filed with the SEC, in that registration statement and other documents the issuer has and will file with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it, from Rodman & Renshaw, a unit of H.C. Wainwright & Co., via email at placements@hcwco.com or telephone at 646-975-6996.

Issuer:	BioAmber Inc. (the “Company”)

Issued Securities:	2,105,264 fixed combinations (the “Combinations” and the offering of such Combinations, the “Offering”). Each Combination is comprised of one (1) share of common stock in the capital of the Company (each, a “Share”) and one half (1/2) of one common stock purchase warrant (each whole warrant, a “Warrant”).

Size of Issue:	US$10.0 million

Issue Price:	US$4.75 per Combination (the “Issue Price”)

Warrants:	Each Warrant shall entitle the holder to purchase one (1) Share (each, a “Warrant Share”) at $5.50, and is exercisable from the date of issuance until any time prior to 5:00 pm (New York City time) on the date that is four years from the date of issuance.

Over-Allotment Option:	The Underwriters will have an option, exercisable, in whole or in part, in the sole discretion of the Underwriters (as defined below), at any time prior to 5:00 p.m. (New York City time) on the day that is the 30th day following the date of the prospectus supplement, to purchase up to an additional 315,790 Combinations (or a combination of Combinations, Common Shares or Warrants up to such total) at the Issue Price on the same terms and conditions as set forth herein.

Underwriters:

Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, will act as lead underwriter and sole book-running manager, on behalf of a syndicate of underwriters including:

Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC – 65% (1)

AltaCorp Capital Inc. – 20.0%

Cormark Securities Inc. – 10.0%

Clarus Securities Inc. – 5.0%

(collectively, the “Underwriters”)

(1) 6.0% step-up fee

Form of Underwriting:	Firm commitment underwriting public offering by way of a U.S. prospectus supplement to the Company’s effective “shelf” registration statement (File No. 333-215408) in the United States and concurrent private placement to “accredited investors” in Canada, subject to a mutually acceptable underwriting agreement containing the industry standard material adverse change clauses running until the Closing Date (as defined below).

Jurisdictions:	The United States and the provinces of British Columbia, Alberta, Ontario and Quebec. The Combinations may also be offered in those jurisdictions outside of Canada and the United States as agreed to by the Company and the Underwriters provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

Underwriters’ Fees:	The Company shall pay the Underwriters a commission equal to 6.0% of the gross proceeds of the Offering.

Use of Proceeds:	The net proceeds of the Offering will be used to fund the full or partial repayment of the Company’s debt facility with Bridging Finance, Inc. and the remainder, if any, for working capital and general corporate purposes.

Listing:	The Offering is subject to approval of NYSE of the listing of the Common Shares comprising the Combinations and the Warrant Shares issuable upon exercise of the Warrants. Warrants will settle in physical form and will not be listed.

Eligibility for Investment:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.

Closing Date:	On or about January 27, 2017 or such other date as the Company and the Underwriters mutually agree (the “Closing Date”).